December 3, 2012

VIA EDGAR

Mr. Brian Cascio

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	iCAD, Inc
Form 10K for the Year Ended December 31, 2011
Filed March 9, 2012
File No. 001-09341

We are submitting this letter in response to comments from the Staff of the Securities and Exchange Commission received by letter dated November 16, 2012 from Brian Cascio, Accounting Branch Chief, to Kevin Burns, the Company’s Executive Vice President of Finance and Chief Financial Officer, relating to the above-referenced Form 10-K of the Company publicly filed with the Commission on March 9, 2012.

For convenient reference, we have set forth below each of the Staff’s comments set forth in the comment letter and have keyed the Company’s responses to the numbering of the comments and the headings used in the comment letter.

Form 10-K for the Year Ended December 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 33

Critical Accounting Policies, page 34

Goodwill, page 37

1.	On page 37 you indicate that you use market capitalization calculated based on the quoted price of your stock multiplied by the number of shares outstanding in determining the fair value of your reporting unit. However, on pages 39 and 40 you disclose that a control premium may also be considered. Please clarify for us the actual method used in measuring the fair value of your reporting unit and describe any changes in that method from period to period. If a control premium is considered, please also tell us how that control premium is determined, whether the determination is consistent from period to period and describe the impact on your evaluation. Finally, clarify the extent to which the fair value of your reporting unit exceeded its carrying amount as of the most recent evaluation. Please also expand disclosure in future filings to address the substance of this comment.

The Company measures the initial fair value of its reporting unit by comparing its market capitalization calculated based on the quoted closing share price of the Company’s common stock, using a reasonable control premium, multiplied by the number of shares outstanding at each reporting period (the “Market Approach”). If the fair value of the reporting unit is less than carrying value based on the above measure, the Company will then embark upon a Step 1 approach to determine the fair value of the reporting unit using a discounted cash flow (“Income Approach”). On an interim basis the Company may also use a discounted cash flow analysis to corroborate the control premium to provide greater assurance that the Market Approach is reflective of fair value. The Company has applied a consistent control premium from period to period, and the premium is supported by industry transaction data of premiums potential acquirers would pay to gain control of the Company.

At October 1, 2011 (the date of the last annual impairment assessment), fair value, using an Income Approach was approximately $42.4 million which exceeded carrying value by approximately $2.8 million. At December 31, 2011, with a reasonable and consistent control premium, fair value using the Market Approach was approximately $40.6 million which exceeded carrying value by approximately $4.2 million. In the most recent reporting period as of September 30, 2012 fair value using the Market Approach, with a reasonable and consistent control premium was approximately $30.2 million which exceeded carrying value by approximately $92,000. The Company is in the process of completing the annual impairment analysis as of October 1, 2012.

The Company will clarify the use of using a reasonable control premium as well as expand its disclosure in future filings to address the substance of this comment.

Item 8. Financial Statements, page 67

Note 8. Commitments and Contingencies, page 103

(c) Foreign Tax Claim, page 104

2.	With respect to the tax claim in Canada, we see that the most recent action disclosed occurred in February 2010. Please update us on the status of this matter and clarify how you expect the matter will be resolved.

The Company was advised by its Canadian legal counsel that the Canadian Revenue Agency (“CRA”) should not be successful in collecting the tax assessment from the Company. There have been no additional notifications or communications from the CRA since the February 2010 action. While the Company believes there is nothing further to do with regard to this matter, such matter remains open by statute until July 2017.

Item 8. Financial Statements, page 67

Note 8. Commitments and Contingencies, page 103

(e) Litigation, page 105

3.	With respect to the Jane Doe matters, we see that you have not recorded a loss because the amount of any potential damages in the event of an adverse result is not reasonably estimable. While we understand that you may not have a recordable and measurable loss under the criteria from FASB ASC 450-20-25-2, please further explain to us how you considered the disclosure guidance from FASB ASC 450-20-50-4b. Under the cited guidance, if it is reasonably possible that you have incurred a loss, then you should disclose (rather than accrue) an estimate of the loss or range of loss or state that such an estimate cannot be made.

The Company acknowledges the Staff’s comment and has considered the disclosure guidance from FASB ASC 450-20-50-4b. While the Company believes it has met the requirements of FASB ASC 450-20-50-4b by stating in the disclosure that the damages were not reasonably estimable, the Company will enhance the disclosure in future filings to discuss if a loss is reasonably possible and an estimate of the loss or range of loss or state that such an estimate cannot be made, as appropriate to the facts and circumstances of the litigation matter at that time.

The Company acknowledges that:

–	the company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

–	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Respectfully,

/s/ Kevin C. Burns

Executive Vice President of Finance and Chief Financial Officer